

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

Medicure to Hold Investor Call on November 21, 2016

WINNIPEG, November 18, 2016 - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, will hold a conference call and webcast regarding the November 18, 2016 announcement surrounding the option exercise to acquire a majority interest in Apicore and the related debt transaction on Monday, November 21, 2016, at 10:30 AM Central Time (11:30 AM Eastern Time).

Conference Call Info:

Topic: Acquisition of Majority Interest in Apicore

Call date: Monday, November 21, 2016

Time: 10:30 AM Central Time (11:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079 (Canada Toll: 1 (416) 216-4169)

United States toll-free: 1 (888) 545-0687

Passcode: 7552479#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the company's website.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

About Apicore

Apicore is a leading process R&D and API manufacturing service provider for the worldwide pharmaceutical industry. Apicore offers a wide portfolio of services ranging from manufacture of API's for the generic industry to custom synthesis for early phase pharmaceutical research, and branded products. Apicore has 2 FDA-approved facilities. In the U.S., the Somerset, New Jersey

facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts